Exhibit 1
RECENT DEVELOPMENTS
     The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2006. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
The Economy
Gross Domestic Product
     According to preliminary figures, Mexico’s gross domestic product (“GDP”) grew by 2.7% in real terms during the second quarter of 2007, as compared with the same period of 2006. The transportation, storage and communications sector grew by 7.3%; the financial services, insurance and real estate sector grew by 4.8%; the electricity, gas and water sector grew by 4.1%; the community, social and personal services sector grew by 2.0%; the agriculture, livestock, fishing and forestry sector grew by 2.0%; the commerce, hotels and restaurants sector grew by 1.9%; the construction sector grew by 1.6%; the mining, petroleum and gas sector grew by 1.0%; and the manufacturing sector grew by 0.2%, each in real terms, as compared with the same period of 2006.
Prices and Wages
     Inflation (as measured by the change in the national consumer price index) for the first eight months of 2007 was 1.42%, 0.02 percentage points lower than inflation for the same period of 2006.
Interest Rates
     During the first eight months of 2007, interest rates on 28-day Treasury bills (“Cetes”) averaged 7.12% and interest rates on 91-day Cetes averaged 7.28%, as compared with average rates on 28-day Cetes of 7.27% and interest rates on 91-day Cetes of 7.35%, during the same period of 2006. On September18, 2007, the 28-day Cetes rate was 7.22% and the 91-day Cetes rate was 7.37%.
Principal Sectors of the Economy
Manufacturing
     According to preliminary figures, the manufacturing sector grew by 0.2% in real terms during the second quarter of 2007, as compared to the same period of 2006. The following manufacturing sectors experienced growth in real terms during the second quarter of 2007: non-metallic mineral products grew by 3.8%; food, beverages and tobacco grew by 2.7%; basic metal industries grew by 1.1%; and chemical products, petroleum derivatives, rubber and plastic products grew by 0.9%, each as compared to the same period of 2006. The following manufacturing sectors contracted in real terms during the second quarter of 2007: textiles, garments and leather contracted by 4.9%; wood industry and derivatives contracted by 4.5%; other manufacturing industries contracted by 3.1%; paper, paper products and printing decreased by 1.4%; and metallic products, machinery and equipment contracted by 1.3%, each as compared to the same period of 2006.
Petroleum and Petrochemicals
     Based on the unaudited consolidated financial statements of Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies (collectively, “PEMEX”), PEMEX’s total sales revenues during the first six months of 2007, expressed in constant pesos with purchasing power at June 30, 2007, were Ps. 512.5 billion, a decrease of 5.7% from total sales revenues in the first six months of 2006 of Ps. 543.2 billion.

Total sales revenue did not include the IEPS Tax in either the first half of 2006 or the first half of 2007 because the IEPS tax rate was negative during both periods.
     Domestic sales increased by 2.2% in the first six months of 2007, from Ps. 272.9 billion in the first six months of 2006 to Ps. 278.8 billion in the first six months of 2007, due to a 2.2% increase in sales of refined products, a 7.1% increase in petrochemical sales and a 0.7% increase in natural gas sales. In the first six months of 2007, total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) decreased by 13.5%, from Ps. 270.3 billion in the first six months of 2006 to Ps. 233.7 billion in the first six months of 2007, primarily due to a decrease in the volume of crude oil exports and a decline in the price of refined products exported by PEMEX.
     In the first six months of 2007, PEMEX reported net income of Ps. 27.0 billion on Ps. 512.5 billion in total sales revenues, as compared with net income of Ps. 20.1 billion on Ps. 543.2 billion in total sales revenues in the first six months of 2006. The 34.3% increase in net income resulted primarily from a Ps. 26.0 billion decrease in taxes and duties, a Ps. 8.3 billion increase in other net revenues (including revenues derived from the Deer Park joint venture) and a Ps. 12.3 billion decrease in comprehensive financing cost, which more than offset a Ps. 39.8 billion decrease in operating income, in each case as compared to the first six months of 2006.
Financial System
Central Bank and Monetary Policy
     During the first seven months of 2007, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 2.4% in real terms, as compared to the same period of 2006. In addition, checking account deposits denominated in pesos increased by 4.1% in real terms during the first seven months of 2007, as compared to the same period of 2006.
     During the first seven months of 2007, financial savings increased by 6.7% in real terms, as compared to the same period of 2006. Savings generated by Mexican residents increased by 5.9% in real terms and savings generated by non-residents increased by 29.5% in real terms during the first seven months of 2007, each as compared to the same period of 2006.
     At September 20, 2007, the monetary base totaled Ps. 406.3 billion, a 9.7% nominal decrease from the level of Ps. 449.8 billion at December 29, 2006. Banco de México estimates that the monetary base will total approximately Ps. 505.3 billion at December 31, 2007.
The Securities Market
     At September 21, 2007, the Stock Market Index stood at 30,583.07 points, representing a 15.6% nominal increase from the level at December 29, 2006.
External Sector of the Economy
Foreign Trade
     During the first seven months of 2007, according to preliminary figures, Mexico registered a trade deficit of U.S. $5.8 billion, as compared with a surplus of U.S. $0.2 billion for the same period of 2006. Merchandise exports increased by 5.7% during the first seven months of 2007, to U.S. $150.6 billion, as compared to U.S. $142.5 billion for the same period of 2006. During the first seven months of 2007, petroleum exports decreased by 5.3%, while non-petroleum exports increased by 7.9%, each as compared with the same period of 2006.
     During the first seven months of 2007, according to preliminary figures, total imports grew by 9.9% to U.S. $156.3 billion, as compared with U.S. $142.3 billion for the same period of 2006. During the first seven months of 2007, imports of intermediate goods increased by 8.5%, imports of capital goods increased by 11.6% and imports of consumer goods increased by 15.7%, each as compared with the first seven months of 2006.
Balance of International Payments
     According to preliminary figures, during 2006, Mexico’s current account registered a deficit of U.S. $2.4 billion, as compared to a deficit of U.S. $4.9 billion registered in 2005. The capital account registered a deficit of U.S. $2.2 billion in 2006, as compared to a U.S. $12.8 billion surplus in 2005. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $20.5 billion in 2006 and was composed of direct foreign investment inflows totaling U.S. $19.2 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $1.3 billion.
     According to preliminary figures, during the first six months of 2007, Mexico’s current account registered a deficit of U.S. $3.8 billion, as compared to a surplus of U.S. $848 million during the same period of 2006. The capital account registered a surplus of U.S. $7.1 billion in the first six months of 2007, as compared with a U.S. $8.5 billion a surplus for the same period of 2006. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $19.2 billion during the first six months of 2007 and was composed of direct foreign investment inflows totaling U.S. $13.2 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $6.0 billion.
     At September 14, 2007, Mexico’s international reserves totaled U.S. $72.3 billion, an increase of U.S. $4.6 billion from the level at December 29, 2006. The net international assets of Banco de México totaled U.S. $81.1 billion at September 14, 2007, an increase of U.S. $4.8 billion from the level at December 29, 2006.
Direct Foreign Investment in Mexico
     According to preliminary figures, during the first six months of 2007, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $9.4 billion.
Exchange Controls and Foreign Exchange Rates
     The peso/U.S. dollar exchange rate announced by Banco de México on September 21, 2007 (to take effect on the second business day thereafter) was Ps. 10.9517 = U.S. $1.00.
Public Finance
Revenues and Expenditures—Taxation
     On September 14, 2007, the Mexican Congress passed a fiscal reform bill containing various amendments to the Mexican tax law. The reforms are expected to result in additional public sector revenues of approximately Ps. 120.0 billion in 2008, or about 1.1% of GDP. The Government intends to allocate the additional tax revenues resulting from the fiscal reform primarily to social expenditures and infrastructure investment. The reform should also lessen the Government’s reliance on PEMEX’s revenues to some extent, and should enable PEMEX to increase its investment expenditures.
     Key elements of the tax reform include:
•	A new tax on cash deposits will become effective on July 1, 2008, and will be imposed at the rate of 2% on cash deposits that exceed the cumulative monthly amount of Ps. 25,000. This tax, which is intended to subject payments made in the informal sector of the economy to the tax system, can be credited against income taxes, retained earnings tax and other federal contributions. Neither loan repayments nor remittances made through electronic transfers or checking orders will be subject to this new tax. Purchases of cashier’s checks paid in cash are not exempt from this tax.

•	A new corporate tax (impuesto empresarial a tasa única) will become effective on January 1, 2008, and will impose a minimum tax equal to 16.5% of a corporation’s sales revenues (less certain deductions, including wages, social security contributions and certain investment expenditures) in 2008, 17.0% in 2009 and 17.5% in 2010 and thereafter. This new tax replaces the current Asset Tax and is intended to discourage tax evasion.

•	A reduction in the ordinary hydrocarbons duty from 79% in 2007 to 74.0% in 2008, 73.5% in 2009, 73.0% in 2010, 72.5% in 2011 and 71.5% in 2012 and thereafter. This rate is applied to the value of crude oil and natural gas production less certain deductions (including specific investments, certain costs and expenses and other duties payable by PEMEX, subject to certain conditions).

•	A fee on hydrocarbons (derecho único sobre hidrocarburos) was established to promote the reopening of oil fields that were abandoned or are in the process of abandonment, but which still have productive potential.

•	A new federal sales tax on diesel and gasoline, to be phased in over an 18-month period, was enacted. The revenues from this sales tax will be directed to Mexican states and municipalities to fund spending on roads and other infrastructure and to fund environmental programs.

•	A new excise tax on gambling and lottery winning was enacted.

•	Amendments to the federal fiscal code were made to strengthen auditing and control procedures and amendments to the federal law of budget and fiscal responsibility were made to promote reductions in expenditures of the Federal Government and government-owned companies.

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